UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

GEOGLOBAL RESOURCES INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

37249T109
(CUSIP Number)

Carla Boland
SUITE #310, 605 - 1 STREET SW
CALGARY, ALBERTA
CANADA T2P 3S9
(403) 777-9250
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

AUGUST 31, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 37249T109

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):
Jean Paul Roy (S.S. or I.R.S. Identification Nos. of person not required).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ X ]

3. SEC Use Only

4. Source of Funds (See Instructions):
PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization:
Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	32,821,000
	8.	Shared Voting Power:	0
	9.	Sole Dispositive Power:	32,821,000
	10.	Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
32,821,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11):
49.4%

14. Type of Reporting Person (See Instructions):
IN

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of GeoGlobal Resources Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Suite 310, 605 - 1 Street SW, Calgary, Alberta, Canada T2P 3S9.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by Jean Paul Roy (“Roy") who is a citizen of Canada and a resident of Guatemala with a residence address at Lot #5, Tetuan Residencias, Camino a San Antonio Aguas Calientas, Antigua Guatemala, Sacatepecuez, Guatemala and a business address at Suite 310, 605 - 1 Street SW, Calgary, Alberta, Canada T2P 3S9.

Roy is a Director, President and CEO of the Company as well as it’s wholly owned-subsidiary, GeoGlobal Resources (India) Inc. (“GGRI”) of Barbados, West Indies. GGRI has a registered office at c/o DGM Bank & Trust Inc., Chancery House, High Street, Bridgetown, Barbados W.I.

Roy has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, Roy is the record and beneficial owner of 32,821,000 shares of Common Stock. This number represents approximately 49.4% of the issued and outstanding shares of Common Stock, based on 66,503,255 shares issued and outstanding as of August 31, 2006.

(b) Roy has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

(c) On August 23, 2006, Roy exercised 550,000 options at US$1.18 to acquire 550,000 shares of common stock of the Company and sold 160,000 shares of common stock.

(d) Not applicable

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 31, 2006

/s/ Jean Paul Roy
Jean Paul Roy